

July 29, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the "Fund")
       Registration Statement on Form N-2
       File Nos. 333-212400; 811-23166

Dear Mr. Warren:

Pursuant to Securities Act Release No. 33-6510 and in reliance upon the representations contained in your letter dated July 1, 2016, filed concurrently with the registration statement referenced above, we performed a limited review of the Fund's registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Registration Statement

Calculation of Registration Fee Under the Securities Act of 1933 (cover page)

In a footnote to the "Amount Being Registered" column, disclose that Common Shares issued pursuant to the exercise of the underwriters' over-allotment option are also being registered.

Prospectus

Outside Front Cover

Principal Investment Strategies

In the last paragraph, disclose whether there is any maximum amount of the Fund's Managed Assets that may be invested in junk/high-yield securities. Also clarify that below investment grade securities are known as junk **and** high yield.

In footnote (2), specify the dollar amount of the "certain expenses" that the Fund has agreed to reimburse the underwriters, and briefly identify each category of such reimbursable expenses.

Expand footnote (3) to the pricing table to disclose that payment of organizational and offering expenses, as well as expenses for which the Fund has agreed to reimburse the underwriters, although payable by the Fund are indirectly paid by investors in this offering. Also clarify that the consequent effect of this will be to immediately reduce the net asset value of each Common Share purchased in this offering.

The maximum dollar amounts payable by the Fund, as described under "Additional Underwriter Compensation" section of the prospectus, should also be summarized in footnote (3).

In your response letter, please confirm that all of the information that precedes the section captioned "Table of Contents" will appear on the outside front cover of the prospectus in at least 10-point type.

Table of Contents

In the paragraph appearing after the Table of Contents, clarify that any material changes occurring during the period in which a current prospectus is required to be delivered will be reflected in an amended prospectus that will be delivered to prospective investors.

Prospectus Summary

Principal Investment Strategies and Policies (page 1)

May the Fund invest in private funds and/or private investment companies? If so, then disclose that the Fund will limit its investments in all private funds to no more than 35% of its net assets (private funds include, but are not limited to, private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as private investment companies, such as private equity funds and hedge funds). Further disclose that the Fund will limit its investments in entities that are excluded from the definition of "investment company" under the Investment Company Act of 1940 (the "ICA") solely by Section 3(c)(1) or Section 3(c)(7) of the ICA (typically private equity funds and hedge funds) to no more than 15% of its net assets subject to the overall limit of investing no more than 35% of its net assets in private funds.

It appears from the description of the Fund's principal investment strategies and policies that a significant portion of the Fund's Managed Assets may be either directly or indirectly invested within the mortgage sector. Please disclose the overall estimated percentage of the Fund's Managed Assets that are likely to be invested directly or indirectly within the mortgage sector.

May the Fund invest in any Underlying Funds that are affiliated with either the Adviser or Subadviser? If so, please expand the disclosure to identify the affiliated Underlying Funds in which the Fund may invest and highlight any limitations imposed on the Fund's ability to invest in such Underlying Funds. In the event that the Fund intends to invest in affiliated Underlying

Funds then, in your response letter, please address how the Fund will comply with the applicable provisions of sections 12 and 17 of the ICA.

Because there is no specific information regarding where along the "below investment grade" rating spectrum the Fund's investments would fall, please delete references to specific letter grades, such as references to "rated below 'BBB-'" or "below 'Baa3'."

The disclosure on page 3 states that, under normal market conditions, no more than 30% of the Fund's Managed Assets allocated to the Tactical Closed-End Fund Income Strategy will be in Hedged Positions. Please expand the disclosure to identify how the Fund intends to value derivatives for purposes of determining compliance with the 30% cap.

The disclosure further states that the Adviser may also use Hedging Positions "to seek to enhance the Fund's return." Please clarify, here and elsewhere in the prospectus, the extent to which the Adviser (as well as the Subadviser) may use the Fund's Managed Assets for speculative purposes.

Opportunistic Income Strategy (page 3)

The disclosure states that the Fund will invest no more than 20% of its Managed Assets that are allocated to the Opportunistic Income Strategy in non-U.S. investments. Please expand the disclosure to state the maximum percentage of the Fund's Managed Assets may be invested in the securities of emerging market issuers within this 20% limitation. Additionally, disclose the overall maximum percentage of the Fund's Managed Assets that may be invested in the securities of non-U.S. issuers, and any overall limit on investing the Fund's Managed Assets in the securities of emerging market issuers should also be disclosed.

Use of Leverage (page 6)

The disclosure states that the Fund may obtain leverage by issuing Preferred Shares or entering into reverse repurchase agreements. Disclose whether or not the Fund expects to issue Preferred Shares within 12 months from the date of the prospectus. If the Fund expects to issue Preferred Shares during this 12-month period then, under a separately captioned section of the prospectus summary, briefly highlight the characteristics of the Preferred Shares likely to be issued by the Fund and the related material risks to holders of its Common Shares. Additionally, provide an estimate of the costs of issuing and servicing Preferred Shares in a line item presentation to the Fund's fee table.

Add a separately captioned section of the prospectus summary to highlight the characteristics and risks presented by reverse repurchase agreements.

Disclose that drops in asset values may magnify losses or totally eliminate the Fund's equity in a leveraged investment.

Dividends and Distributions (page 7)

Expand the first paragraph to disclose that there can be no assurances that the Fund will achieve any level of distributions to its Common Shareholders.

Dividend Reinvestment Plan (page 8)

In the penultimate sentence, clarify how a Common Shareholder can "opt out" of the Plan. Further disclose that Common Shareholders who receive distributions in the form of additional Common Shares will nonetheless be required to pay applicable federal, state and local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax.

Risk Considerations (page 8)

Please add a risk factor to highlight each material potential conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in shares of the Fund. Also, add a section to the prospectus that expands upon the actual and potential conflicts of interest that may arise and highlight the policies and procedures that the Fund has adopted to identify, address and resolve conflicts of interest.

Investment-Related Risks (page 10)

Please add a separately captioned risk factor to highlight the risks associated with the current interest rate environment . For example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund's future borrowings, its net investment income and distributions to its Common Shareholders, the trading prices of its Common Shares and its net asset value, Fund portfolio companies' ability to service interest payment obligations and principal loan repayments.

Derivatives Risk (page 12)

Specify in the derivatives risk disclosure whether the Fund may utilize derivative instruments for speculative purposes and, if applicable, also disclose the related special risks to which the Fund may be exposed.

In your response letter, confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Foreign Investing Risks (page 16)

Expand the risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the non-U.S. jurisdictions in which the Fund may principally invest. Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-U.S. borrower's obligations to a lender.

Add separate risk disclosure pertaining to any non-U.S. country where the Fund expects to invest a material amount of its assets or any non-U.S. market where a material amount of the Fund's investments will be principally traded.

Mortgage-Backed Securities Risks (page 18)

The Fund's principal investment strategy disclosure states that the Fund may invest in RMBS, CMOs and other real estate credit investments. Under a separately captioned risk factor disclose whether the Fund may invest in the residual or equity tranches of the RMBS, CMOs and other real estate credit investments. If so, then also disclose whether there is any limit on the amount that the Fund may invest in these tranches. The risk disclosure should highlight the heightened level of risk presented by such investments; for example, that they typically would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so.

Rating Agency Risk (page 23)

Expand the disclosure to highlight the potential conflict of interest that arises from the fact that a ratings agency is paid by the very issuer of the security requesting its rating.

Underlying Funds Risk (page 27)

Disclose, if true, that many of the Underlying Funds in which the Fund may invest typically charge asset-based management fees of 2% in addition to charging capital gains and/or income incentive fees of 20%. Further disclose that there are other fees and expenses paid directly and indirectly by the Fund when it invests in Underlying Fund investments that are described in the "Summary of Fund Expenses" section of the prospectus.

Will any of the funds in which the Fund invests be subject to "carried interests?" If so, please provide additional relevant disclosure regarding "carried interests."

Summary of Fund Expenses (page 30)

We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund's fees, expenses and Example presentation as soon as they are available.

In footnote (4) briefly explain how derivatives will be valued for purposes of determining "Managed Assets" in the calculation of management fees.

Risks (page 38)

Expand the first paragraph to state that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate

Net Asset Value (page 67)

In your response letter, please inform the staff whether the Fund's Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund's Board of Directors will regularly review the historical accuracy of its fair value methodologies. *See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Dividend Reinvestment Plan (page 68)

Disclose that reinvested dividends increase the Fund's total Managed Assets on which a management fee is payable to Fund's Adviser.

Approval of Extraordinary Corporate Actions (page 72)

On page 73, the disclosure states that the Fund's Charter requires the favorable vote of two-thirds of the entire Board of Directors to advise, approve, adopt or authorize entering into, terminating or amending an investment advisory agreement. Please reconcile this supermajority vote requirement with the disclosure appearing under the heading "Investment Advisory Agreement," on page 22 of the SAI, which summarizes the voting requirements under section 15 of the ICA applicable to investment advisory agreements.

Underwriters (page 84)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Additional Underwriter Compensation (page 85)

Please file the contracts described in this section as exhibits to the Fund's registration statement.

In the third paragraph, clarify whether all of the fees and expenses payable by the Fund that are described in this section are one-time fees and expenses or whether any are payable annually.

Statement of Additional Information

Investment Restrictions (page 1)

In fundamental investment restriction (4), delete the phrase "except to the extent that Underlying Funds in which the Fund invests concentrate their investments in a particular industry or group of industries." Instead, add narrative disclosure under a "Fundamental Investment Restriction (4)" heading stating that, although the Fund's investments in Underlying Funds are not deemed to be investments in a particular industry or group of industries, to the extent that the Fund is aware of the investments held by the Underlying Funds, the Fund will consider such information when determining compliance with fundamental investment restriction (4).

Credit Default Swap Agreements (page 10)

The last sentence of the second paragraph highlights the risk to the Fund when it acts as seller of a credit default swap agreement. For example, were an event of default to occur, the Fund would be required to pay the buyer the full notional value of the reference obligation. Accordingly, please disclose that when the Fund acts as seller of a credit default swap agreement, the Fund will be required to segregate assets equal to the full notional amount of the reference obligation.

Segregation and Cover Requirements (page 11)

In the second paragraph, please disclose whether the Fund is exempt from registering as a Commodity Pool under CFTC Rule 4.5.

Regulation as a "Commodity Pool" (page 12)

The disclosure describes the circumstances under which the Adviser and the Subadviser would be required to register as a CPO and a CTA, respectively. Please expand the disclosure to assess the likelihood of the need to so register given the Fund's stated investment strategies and policies..

Non-U.S. Securities Risk (page 21)

The disclosure states that the Fund may invest "a portion" of its assets in securities on non-U.S. issuers and in "Marketplace Loans" originated from platforms based outside of the United States. Expand the disclosure to provide a comprehensive definition of "Marketplace Loans," as well as a description of the types of securities in respect of Marketplace Loans and of the platforms originating Marketplace Loans in which the Fund may invest. Disclose the maximum percentage of the Fund's assets that may be invested in all of the aforementioned securities. We may have further comment.

<u>Fund Taxation</u> (page 27)

The disclosure states that the Fund may invest in pay-in-kind ("PIK") securities. In an appropriate section of the prospectus or SAI, as applicable, disclose the extent of the Fund's Managed Assets that may be invested in PIK securities and add an appropriate level of risk disclosure.

<u>Board Members and Officers</u> (page 31)

Please rearrange and present the information regarding each of the Fund's directors under the applicable captions "Interested Directors" and "Independent Directors."

<u>Trustee Qualifications</u> (page 34)

The heading should be changed to "Director Qualifications." Additionally, revise the presentation to confirm that the information presented for each director briefly identifies the **specific** experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. *See* Item 18.17 of Form N-2.

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

<u>Signatures</u>

Prior to effectiveness of the registration statement, the Fund must have a board of directors whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund's Board of Directors.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel